UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Stock Listing Information

Mexican Stock Exchange
Ticker: KOFL

COCA-COLA FEMSA ANNOUNCEMENT

NYSE (ADR)
Ticker: KOF

Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA announces a preliminary agreement with Grupo Industrias Lácteas in Panama

Mexico City, October 14, 2010 – Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA” or the “Company”), the largest public bottler of Coca-Cola products in the world in terms of sales volume, announces that is has signed a memorandum of understanding by which it could acquire all of the shares of Grupo Industrias Lácteas (“Estrella Azul” and “Del Prado”) in Panama.

This understanding provides Coca-Cola FEMSA exclusivity for the purposes of this process, which will include the completion of legal, financial, and operating due diligence.  Any resulting transaction would be subject to customary government and regulatory approvals and corporate authorizations.

This transaction would allow the Company to enter into the milk and dairy products category, one of the most dynamic segments in terms of scale and value in the non-alcoholic beverage industry in Latin America. It also represents an attractive growth opportunity in the Panamanian beverage market.

Assuming a transaction is approved and completed successfully, this business will become part of the non-carbonated beverage platform that Coca-Cola FEMSA shares with its partner, The Coca-Cola Company.

For Further Information:

Investor Relations
❖ ❖ ❖
José Castro
jose.castro@kof.com.mx

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and part of the state of Minas Gerais) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 31 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

Grupo Industrias Lácteas is conformed by Industrias Lácteas S.A., Conservas Panameñas Selectas S.A. and Plásticos Modernos S.A., and is dedicated to the manufacturing, selling and distribution of milk, yoghurt, ice cream, juices and nectars, and other products under the brands Estrella Azul, De Oro, Vaquita, Vita Slim, Del Prado and Plamosa in Panama. The group, founded 60 years ago, has 3 manufacturing plants and serves the entire national territory. It has close to 1,800 direct employees and is the leader in the dairy segment in the country. Currently, it is the largest milk buyer in Panama.

(5255) 5081-5120 / 5121

Gonzalo García
gonzalojose.garciaa@kof.com.mx
(5255) 5081-5148

Roland Karig
roland.karig@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: October 14, 2010